Exhibit 99.1

Intellipharmaceutics International Inc.

Contact: 30 Worcester Road Toronto, ON Canada M9W 5X2 www.intellipharmaceutics.com	Shameze Rampertab Vice President Finance & CFO 416-798-3001 x106 investors@intellipharmaceutics.com

FOR IMMEDIATE RELEASE

Intellipharmaceutics Announces Webcast of Presentation at the
12th Annual Needham Healthcare Conference

Toronto, Ontario (April 24, 2013) – Intellipharmaceutics International Inc. (NASDAQ:IPCI; TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that Shameze Rampertab, Vice President Finance and Chief Financial Officer, will present a Company overview at the 12th Annual Needham Healthcare Conference at the Westin NY Grand Central Hotel in New York at 3:40pm EDT on Wednesday, May 1, 2013.

The presentation will be webcast live and may be accessed through the Investor Relations’ Events and Presentations section on Intellipharmaceutics’ website at www.intellipharmaceutics.com.  Please go to the website at least 15 minutes prior to the event to register, download and install any necessary audio/video software. An archived replay will also be available for 90 days following the live presentation.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.  The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including filings with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Certain statements in this document and the upcoming presentation and webcast referred to in this release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to

-more-

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market our product candidates, and  the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our  latest Form 20-F and our latest Form F-3, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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